                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)*

                           Park National Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Shares, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  700658 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 5 Pages

SEC 1745 (10-85)

                                  SCHEDULE 13G

 CUSIP NO. 700658 10 7                                                                 PAGE 2 OF 5 PAGES

-----------------------------------------------------------------------------------------------------------
|   1 | Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)            |
|     |                                                                                                   |
|     |    John L Warner                                                                                  |
|     |    S.S. # ###-##-####                                                                             |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | Check the Appropriate Box if a Member of a Group                                        (a) [   ] |
|     | (See Instructions)                                                                          ----- |
|     |                                                                                         (b) [   ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC Use Only                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | Citizenship or Place of Organization                                                              |
|     |                                                                                                   |
|     |    United States of America                                                                       |
|-------------------------------|-------|-----------------------------------------------------------------|
|            Number of          |     5 |  Sole Voting Power                                              |
|                               |       |                                                                 |
|             Shares            |       |   813,744 common shares                                         |
|                               |-------|-----------------------------------------------------------------|
|          Beneficially         |     6 |  Shared Voting Power                                            |
|                               |       |                                                                 |
|            Owned by           |       |   None    common shares                                         |
|                               |-------|-----------------------------------------------------------------|
|              Each             |     7 |  Sole Dispositive Power                                         |
|                               |       |                                                                 |
|            Reporting          |       |   813,744 common shares                                         |
|                               |-------|-----------------------------------------------------------------|
|           Person With         |     8 |  Shared Dispositive Power                                       |
|                               |       |   None    common shares                                         |
|-------------------------------|-------|-----------------------------------------------------------------|
|   9 | Aggregate Amount Beneficially Owned by Each Reporting Person                                      |
|     | (See Instructions)                                                                                |
|     |    813,744 common shares                                                                          |
|-----|---------------------------------------------------------------------------------------------------|
|  10 | Check if the Aggregate Amount in Row (9) Excludes Certain Shares                                  |
|     | (See Instructions)                                                                          [   ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|  11 | Percent of Class Represented by Amount in Row (9)                                                 |
|     |    8.74%                                                                                          |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | Type of Reporting Person (See Instructions)                                                       |
|     |                                                                                                   |
|     |    IN                                                                                             |
-----------------------------------------------------------------------------------------------------------

        Answer every item. If an item is inapplicable or the answer is in the negative, so state.


Item 1 (a).  Name of Issuer:

               Park National Corporation
             ---------------------------------------------------------------


Item 1 (b).  Address of Issuer's Principal Executive Offices:

               50 North Third Street
               Newark, Ohio 43055
             ---------------------------------------------------------------

Item 2 (c).  Name of Person Filing:

               John L. Warner
             ---------------------------------------------------------------


Item 2 (b).  Address of Principal Business Office or, if None, Residence

               33 West Main Street
               Newark, Ohio 43055
             ---------------------------------------------------------------

Item 2 (c).  Citizenship

               United States of America
             ---------------------------------------------------------------

Item 2 (d).  Title of Class of Securities:

               Common Shares, without par value
             ---------------------------------------------------------------

Item 2 (e).  CUSIP Number

               700658 10 7
             ---------------------------------------------------------------

Item 3. If this statement if filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:


             (a) [ ] Broker or dealer registered under Section 15 of the Exhchange Act.

             (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

             (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

             (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

             (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

             (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

             (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(F);

             (h) [ ] A savings association as defined in in Section 3(b) of the Federal Deposit Insurance Act;

             (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

             (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

             If this statement if filed pursuant to Rule 13d-1(c), check this box. [ ]

ITEM 4.  OWNERSHIP:

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)     Amount beneficially owned: 813,744

        (b)     Percent of class: 8.74%

        (c)     Number of shares as to which the person has:

        (i)     Sole power to vote or to direct the vote: 813,744

        (ii)    Shared power to vote or to direct the vote: None

        (iii)   Sole power to dispose or to direct the disposition of: 813,744

        (iv) Shared power to dispose of or to direct the disposition of: None

        Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(I).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

        Instruction. Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

          N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

          N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

          N/A

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

        Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed if required, by members of the group, in their individual capacity. (See Item 5.)

     Not Applicable.

ITEM 10.  CERTIFICATIONS

     Not Applicable.


                                  SIGNATURE(S)

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 8, 1999                    /s/ John L. Warner
                                             ---------------------------------
                                             (Typed name of reporting person)


        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d for other parties for whom copies are to be sent.

          ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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